As filed with the Securities and Exchange Commission on December 22, 2011

Registration No. 333-177406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1
TO
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CHIMERA ENERGY CORPORATION
(Name of Small Business Issuer in its Charter)

Nevada	5084	45-2941876
(State or Other Jurisdiction of Organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification #)

BizFilings
2800 Post Oak Blvd., Suite 4100	311 South Division Street
Houston, TX 77056	Carson City, NV 89703
(832) 390-2334	(608) 827-5300
(Address and telephone of registrant's executive office)	(Name, address and telephone number of agent for service)

Please send copies of all correspondence to:

David M. Loev		John S. Gillies
The Loev Law Firm, PC		The Loev Law Firm, PC
6300 West Loop South, Suite 280	&	6300 West Loop South, Suite 280
Bellaire, Texas 77401		Bellaire, Texas 77401
Phone: (713) 524-4110		Phone: (713) 524-4110
Fax: (713) 524-4122		Fax: (713) 456-7908

Approximate date of proposed sale to the public: After this registration statement becomes effective.

If the securities being registered herein will be sold by the security shareholders on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933 please check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☒.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller Reporting Company	☒

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-177406) is filed pursuant to Rule 462(d) solely to update and replace certain exhibit(s) previously filed with respect to such Registration Statement with revised and updated versions of such exhibit(s). The Registration Statement is hereby amended, as appropriate, to reflect the replacement of such exhibit(s).

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS

The following exhibits are filed as part of this registration statement, pursuant to Item 601 of Regulation K.

EXHIBIT NO.	DOCUMENT DESCRIPTION
3.1	Articles of Incorporation of Chimera Energy Corp. (1)
3.2	Bylaws of Chimera Energy Corp. (1)
4.1	Specimen Stock Certificate of Chimera Energy Corp. (1)
5.1	Opinion and consent of The Loev Law Firm, PC re: the legality of the shares being registered (2)
10.1	Promissory Note (August 22, 2011) - $100,000 (1)
10.2	Part-Time Office Rental Agreement with ServCorp (2)
14.1	Code of Ethics (1)
23.1	Consent of LBB & Associates, Ltd., LLP (2)
23.2	Consent of The Loev Law Firm, PC (included in Exhibit 5.1)
99.1	Form of Subscription Agreement Chimera Energy Corp.*

* Filed herewith

(1) Filed as exhibits to the Company’s Registration Statement on Form S-1, filed with the Commission on October 20, 2011, and incorporated herein by reference.

(2) Filed as exhibits to the Company’s Registration Statement on Form S-1/A, filed with the Commission on December 5, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, Texas, on December 22, 2011.

CHIMERA ENERGY CORPORATION

By:	/s/ Charles Grob
Charles Grob
President, Chief Executive Officer (Principal Executive Officer),
Chief Financial Officer (Principal Accounting Officer), Secretary,
Treasurer and Director

In accordance with the requirements of the Securities Act, this prospectus has been signed by the following persons in the capacities and on the dates stated.

SIGNATURES	TITLE	DATE

/s/ Charles Grob	President, Chief Executive Officer (Principal Executive Officer),	December 22, 2011
Charles Grob	Chief Financial Officer (Principal Executive Officer), Principal
Accounting Officer, Secretary,
Treasurer and Director